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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of        March 17, 2006

Commission File Number	001-32654
ANORMED INC.
(Translation of registrant’s name into English)
#200 – 20353 64th Avenue, Langley, British Columbia Canada V2Y 1N5
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  [   ]   Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  [   ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  [   ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  [   ]   No   [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANORMED INC.
(Registrant)
Date	March 20, 2006	By	/ s / W.J. Adams
(Signature)*
William J. (Bill) Adams, Chief Financial Officer
* Print the name and title under the signature of the signing officer.

SEC 1815 (09-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AnorMED Inc. 200 – 20353 64th Avenue Langley, British Columbia Canada V2Y 1N5	TEL (604) 530-1057 FAX (604) 530-0976 www.anormed.com

ANORMED ANNOUNCES AMD070 IS ACTIVE IN HIV PATIENTS

For Immediate Release:	March 17, 2006

Vancouver, B.C. – AnorMED Inc. (AMEX:AOM; TSX:AOM) is pleased to announce that preliminary clinical data on AMD070, an HIV entry inhibitor, shows the drug candidate is active, generally safe and well tolerated in HIV patients.

The open label dose finding study, XACT, funded by AnorMED, involves dosing of AMD070 twice daily for 10 consecutive days. There are up to 4 cohorts with a total of 12 patients per cohort. Activity and safety data from the first 8 HIV patients enrolled in the first dose cohort, show 4/8 had significant reductions in CXCR4 viral load with an average reduction of 1.3 log.  Based on this data, enrollment into the first cohort will be completed and the next dose cohort will be initiated. More detailed activity and safety data from XACT will be submitted for presentation at ICAAC in September 2006.

“Given that this is the first dose cohort in our dose finding study we are very pleased to see such significant activity in 50% of the patients enrolled to date in XACT, with no serious safety concerns to date in any of the patients in this study. Based on these results we hope to move as quickly as possible into our next dose cohort and toward identifying the clinically optimal dose,” said Dr. Stephen Becker, Director of Clinical Development, AnorMED Inc.

Over the next six months AnorMED will continue its preclinical safety studies of lead formulations of AMD070 and complete a drug manufacture to support future clinical studies, including drug interaction studies as well as the Phase IIb study planned to start by year end 2006.

HIV entry inhibitors may become a new treatment paradigm in the management of HIV. In order to enter and infect healthy cells HIV must bind to either the CXCR4 or CCR5 receptor. AnorMED’s HIV Entry Inhibitor Program is focused on the discovery and development of drugs that target both receptors. AMD070, a CXCR4 inhibitor, was developed in-house at AnorMED. Up to 40% of HIV patients are infected with HIV using the CXCR4 receptor. AnorMED also has several compounds in preclinical studies that target the CCR5 receptor.

AnorMED is a chemistry-based biopharmaceutical company focused on the discovery, development and commercialization of new therapeutic products in the areas of hematology, HIV and oncology. The Company has a product in Phase III development, a product in Phase II development and a research program focused on a novel class of compounds that target specific chemokine receptors known to be involved in a variety of diseases including HIV. Additional information on AnorMED Inc. is available on the Company’s website www.anormed.com.

Note:  Certain of the statements contained in this press release may contain forward-looking statements or forward-looking information within the meaning of applicable securities laws, including the Ontario Securities Act, Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934.  Statements or information regarding strategy, future operations, future financial position, future revenues, projected costs, prospects and plans and objectives of management are forward-looking statements.  The words “anticipates, “believes”, “budgets”, “could”, estimates”, expects,” forecasts”, “intends”, “may”, “plans”, ”projects”, “schedule”, “should”, “will”, “would” and similar expressions are intended to identify forward-looking statements or information, although not all forward-looking statements or information contain these identifying words. Plans, intentions or expectations disclosed in any forward-looking statements or information should not be read as guarantees of future results or events, and will not necessarily be accurate indications of whether or the times at or by which such results or events will be achieved.  Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.  Investors are referred to the discussion of such risks, uncertainties and other factors in AnorMED’s Final Short Form Prospectus dated December 1, 2005 filed on SEDAR with Canadian securities regulatory authorities and in Exhibit 99.1 to AnorMED's Report on Form 6-K filed with the U.S. Securities and Exchange Commission on December 23, 2005.  Except as required by law, AnorMED expressly disclaims any intention and undertakes no obligation to update any forward-looking statements or information as conditions change.

For further information: Elisabeth Whiting, M.Sc. VP Corporate Development & Communications Tel: 604 – 532 – 4667 Cell : 604 – 763 - 4682 E-mail : ewhiting@anormed.com	Kim Nelson, Ph.D. Manager, Investor Relations Tel : 604 – 532-4654 Cell : 604 – 614-2886 Email : knelson@anormed.com

AnorMED Inc. 200 – 20353 64th Avenue Langley, British Columbia Canada V2Y 1N5	TEL (604) 530-1057 FAX (604) 530-0976 www.anormed.com

ANORMED ANNOUNCES SPECIAL SHAREHOLDER MEETING

TO BE HELD ON APRIL 21, 2006

For Immediate Release:	March 17, 2006

Vancouver, B.C. – AnorMED Inc. (TSX:AOM, AMEX:AOM) announced today that negotiations with the requistionists have been terminated and the Company expects to mail out its proxy circular the week of March 27, 2006.

The upcoming special shareholder meeting will now be held on April 21, 2006 in Vancouver. The record date of the special shareholder meeting, February 28, 2006, remains the same.

The special meeting of shareholders was requisitioned by various entities managed by Felix J. Baker and Julian C. Baker for the purposes of replacing the existing Board of Directors.

AnorMED is a chemistry-based biopharmaceutical company focused on the discovery, development and commercialization of new therapeutic products in the areas of hematology, HIV and oncology. The Company has a product in Phase III development, a product in Phase II development and a research program focused on a novel class of compounds that target specific chemokine receptors known to be involved in a variety of diseases including HIV. Additional information on AnorMED Inc. is available on the Company’s website www.anormed.com.

Note:  Certain of the statements contained in this press release may contain forward-looking statements or forward-looking information within the meaning of applicable securities laws, including the Ontario Securities Act, Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934.  Statements or information regarding strategy, future operations, future financial position, future revenues, projected costs, prospects and plans and objectives of management are forward-looking statements.  The words “anticipates, “believes”, “budgets”, “could”, estimates”, expects,” forecasts”, “intends”, “may”, “plans”, ”projects”, “schedule”, “should”, “will”, “would” and similar expressions are intended to identify forward-looking statements or information, although not all forward-looking statements or information contain these identifying words. Plans, intentions or expectations disclosed in any forward-looking statements or information should not be read as guarantees of future results or events, and will not necessarily be accurate indications of whether or the times at or by which such results or events will be achieved.  Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.  Investors are referred to the discussion of such risks, uncertainties and other factors in AnorMED’s Final Short Form Prospectus dated December 1, 2005 filed on SEDAR with Canadian securities regulatory authorities and in Exhibit 99.1 to AnorMED's Report on Form 6-K filed with the U.S. Securities and Exchange Commission on December 23, 2005.  Except as required by law, AnorMED expressly disclaims any intention and undertakes no obligation to update any forward-looking statements or information as conditions change.

For further information: Dr. Michael Abrams President & CEO Tel: 604 – 530 --1057 E-mail: mabrams@anormed.com	Elisabeth Whiting, M.Sc. VP Corporate Development & Communications Tel: 604 – 532 – 4667 Cell : 604 – 763 - 4682 E-mail : ewhiting@anormed.com

Computershare Trust Company of Canada

510 Burrard Street, 3rd floor

Vancouver, BC V6C 3B9

Tel: 604.661.9400

Fax: 604.661.9401

March 17, 2006

Dear Sirs:

All applicable Exchanges and Commissions & CDS & CO.

Subject:

ANORMED INC. -- AMENDED

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.	Meeting Type	Special Meeting
2.	CUSIP/Class of Security entitled to receive notification	0359101080/CA0359101080/COMMON
3.	CUSIP/Class of Security entitled to vote	0359101080/CA0359101080/COMMON
4.	Record Date for Notice	28 Feb 2006
5.	Record date for Voting	28 Feb 2006
6.	Beneficial Ownership determination date	28 Feb 2006
7.	Meeting Date	21 Apr2006
8.	Meeting Location	Vancouver, BC

Yours Truly

/ s / Linda Kelly

Meeting Specialist

Computershare Investor Services Inc.

3rd Floor, 510 Burrard Street

Vancouver, B.C. V6C 3B9

Tel: 604.661.9400 Ext 4083

Fax: 604.661.9401

AnorMED Inc. 200 – 20353 64th Avenue Langley, British Columbia Canada V2Y 1N5	TEL (604) 530-1057 FAX (604) 530-0976 www.anormed.com

ANORMED RELEASES STATEMENT REGARDING REJECTION OF THE BAKER GROUP PROPOSAL & DECISION TO HOLD SPECIAL SHAREHOLDER MEETING

For Immediate Release:	March 20, 2006

Vancouver, B.C. – AnorMED Inc. (AOM:TSX; AOM:AMEX) provides shareholders with additional information regarding AnorMED’s decision to reschedule the Special meeting of shareholders given that no consensual resolution regarding the requisition to replace the existing Board of Directors could be achieved.

After refusing for two months to consider any compromise proposals put forward by the Special Committee of the Board of AnorMED, Dr Baker made his own proposal for a Board which would include 6 new directors. This proposal was accepted by the Special Committee of the Board with the proviso that management be given adequate severance coverage in the event that their employment was terminated. The Special Committee’s motivation was to ensure retention of key senior management critical to the success of AnorMED and progress of its clinical pipeline thus maximizing shareholder value.

Contrary to the Press Release of 17 March from Baker Brothers, the Special Committee and senior management of AnorMED supported a resolution whereby senior management would not receive either the C$ 2.7 million or the accelerated share vesting mentioned by Baker Brothers. However, in view of the uncertainties generated by this process, the Special Committee was only willing to agree to Dr Baker's proposal if management were provided with severance arrangements similar to those in their existing change of control contracts. This would cost AnorMED nothing, if none of senior management were dismissed.

Rather than accept this, Dr Baker decided to proceed to the Special Meeting, where, if his slate were to be elected, AnorMED would be obliged to pay out the C$ 2.7 million and the accelerated share vesting to management, if they continued their employment with AnorMED for 6 months after the change of control.

The special meeting of shareholders was requisitioned by various entities managed by Felix J. Baker and Julian C. Baker for the purposes of replacing the existing Board of Directors.

The Circular will be distributed to all AnorMED shareholders in the week of March 27, 2006, prior to the Special Meeting of Shareholders, which will be held in Vancouver, BC on April 21, 2006.

The Board has selected three new directors with expertise in drug commercialization, leadership in transition to profitability and finance to assist the Corporation as it moves to maximize the value of AnorMED. New members of the proposed Board and its position on the requisition will be addressed in its Proxy Circular.

AnorMED is a chemistry-based biopharmaceutical company focused on the discovery, development and commercialization of new therapeutic products in the areas of hematology, HIV and oncology. The Company has a product in Phase III development, a product in Phase II development and a research program focused on a novel class of compounds that target specific chemokine receptors known to be involved in a variety of diseases including HIV. Additional information on AnorMED Inc. is available on the Company’s website www.anormed.com.

Note:  Certain of the statements contained in this press release may contain forward-looking statements or forward-looking information within the meaning of applicable securities laws, including the Ontario Securities Act, Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934.  Statements or information regarding strategy, future operations, future financial position, future revenues, projected costs, prospects and plans and objectives of management are forward-looking statements.  The words “anticipates, “believes”, “budgets”, “could”, estimates”, expects,” forecasts”, “intends”, “may”, “plans”, ”projects”, “schedule”,

“should”, “will”, “would” and similar expressions are intended to identify forward-looking statements or information, although not all forward-looking statements or information contain these identifying words. Plans, intentions or expectations disclosed in any forward-looking statements or information should not be read as guarantees of future results or events, and will not necessarily be accurate indications of whether or the times at or by which such results or events will be achieved.  Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.  Investors are referred to the discussion of such risks, uncertainties and other factors in AnorMED’s Final Short Form Prospectus dated December 1, 2005 filed on SEDAR with Canadian securities regulatory authorities and in Exhibit 99.1 to AnorMED's Report on Form 6-K filed with the U.S. Securities and Exchange Commission on December 23, 2005.  Except as required by law, AnorMED expressly disclaims any intention and undertakes no obligation to update any forward-looking statements or information as conditions change.

For further information: Dr. Michael Abrams President & CEO Tel: 604 – 530 --1057 E-mail: mabrams@anormed.com	Elisabeth Whiting, M.Sc. VP Corporate Development & Communications Tel: 604 – 532 – 4667 Cell : 604 – 763 - 4682 E-mail : ewhiting@anormed.com